                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                      ------------------------------------

                       AMENDMENT NO. 2 (Final Amendment)
                                       TO
                                SCHEDULE 14D-1/A


                             TENDER OFFER STATEMENT
                       PURSUANT TO SECTION 14(D)(1) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                                      AND
                                 SCHEDULE 13D/A
                      (AMENDMENT NO. 2 -- FINAL AMENDMENT)
                          UNDER THE SECURITIES ACT OF
                                      1934
                      -------------------------------------
                             SAGE LABORATORIES, INC.
                            (Name of Subject Company)

                              FIL ACQUISITION CORP.
                                  FILTRONIC PLC
                                    (Bidders)

                                 --------------

                     COMMON STOCK, $.10 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                 --------------

                                   786 650 101
                      (CUSIP Number of Class of Securities)

                                 --------------

                             PROFESSOR DAVID RHODES
                               EXECUTIVE CHAIRMAN
                                  FILTRONIC PLC
                                 THE WATERFRONT
                            SALTS MILL ROAD, SALTAIRE
                             SHIPLEY, WEST YORKSHIRE
                                ENGLAND, BD18 3TT
                               011-44-1274-530-622

                (Name, Address, Including Zip Code, and Telephone
               Number, Including Area Code, of Agent For Service)

                                    Copy to:

                              NANCY E. FUCHS, ESQ.
                   KAYE, SCHOLER, FIERMAN, HAYS & HANDLER, LLP
                                 425 PARK AVENUE
                            NEW YORK, NEW YORK 10022
                               -------------------

                         CALCULATION OF REGISTRATION FEE

Transaction Value                                     Amount of Registration Fee
$19,482,137.50                                                $3,896.43**

(1)

* For purposes of calculating fee only. This amount assumes (i) the purchase of 1,085,265 outstanding shares of common stock of Sage Laboratories, Inc. and (ii) 28,000 shares of common stock of Sage Laboratories, Inc. which may be issued upon exercise of outstanding options, in each case, at $17.50 in cash per share. The amount of the filing fee calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of one percentum of the value of shares to be purchased.

** Previously paid.

/ / Check box if any part of the fee is offset as provided by Rule 0-11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:  Not applicable.
     Form or Registration No.:  Not applicable.
     Filing Party:  Not applicable.
     Date Filed:  Not applicable.

                       SCHEDULE 14D-1

CUSIP NO. 786 650 101

Names of Reporting Person

 1.  FIL Acquisition Corp.
     S.S or  I.R.S. Identification Nos. of Above Persons

-------------------------------------------------------------
 2.  Check the Appropriate Box if a Member of a Group

                                                   (a) [  ]
                                                   (b) [  ]
_
--------------------------------------------------------------
 3.   SEC Use Only

--------------------------------------------------------------
 4.   Source of Funds
      AF
--------------------------------------------------------------
 5.   Check Box if Disclosure of Legal Proceedings is
      Required Pursuant to Items 2(d) or 2(e)
                                                       [  ]
-------------------------------------------------------------
 6.   Citizenship or Place of Organization
      Massachusetts
--------------------------------------------------------------
 7. Aggregate Amount Beneficially Owned By Each Reporting Person 1,013,163 (including 15,430 shares subject to guarantee of delivery)
--------------------------------------------------------------
 8.   Check Box if the Aggregate Amount in Row (7) Excludes
      Certain Shares
-------------------------------------------------------------
 9.   Percent of Class Represented by Amount in Row (7)
      93.4
-------------------------------------------------------------
10.   Type of Reporting Person

      CO

                       SCHEDULE 14D-1

CUSIP NO. 786 650 101

--------------------------------------------------------------
 1.   Names of Reporting Person
      Filtronic plc

      S.S. or I.R.S. Identification Nos. of Above Persons
--------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group

      Items 2(d) or 2(e)
--------------------------------------------------------------
 3.  SEC Use Only

--------------------------------------------------------------
 4.   Source of Funds

      WC
--------------------------------------------------------------
 5.   Check Box if Disclosure of Legal Proceedings is
      Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------


 6.   Citizenship or Place of Organization

      England and Wales
-------------------------------------------------------------
 7.   Aggregate Amount Beneficially Owned By Each
      Reporting Person

      1,013,163 (including 15,430 shares subject
      to guarantee of delivery)
--------------------------------------------------------------
 8.   Check Box if the Aggregate Amount in Row (7)
      Excludes Certain Shares

                                                      [  ]
--------------------------------------------------------------

 9.   Percent of Class Represented by Amount in Row (7)
      93.4
-------------------------------------------------------------
10.   Type of Reporting Person

      CO
-------------------------------------------------------------

     This Amendment No. 2 (Final Amendment) constitutes the final amendment to the Tender Offer statement on Schedule 14D-1 (the "Schedule 14D-1") filed with the Securities and Exchange Commission on May 19, 1998 by FIL Acquisition Corp. (the "Purchaser") and Filtronic plc ("Parent"), relating to the offer by the Purchaser to purchase all of the issued and outstanding shares of common stock, $.10 par value per share (the "Common Stock"), of the Company, for $17.50 per share of Common Stock, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 19, 1998 (the "Offer to Purchase"), a copy of which is attached to the Schedule 14D-1 as Exhibit
(a)(1), and the related Letter of Transmittal, a copy of which is attached to the Schedule 14D-1 as Exhibit (a)(2). This filing also constitutes Amendment No. 2 (Final Amendment) to the Schedule 13D originally filed on May 19, 1998 pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, on behalf of each of the Purchaser and Parent.

     Capitalized terms used but otherwise defined herein have the meanings ascribed to such terms in the Offer to Purchase and the Schedule 14D-1.

     Item 6 is hereby amended and supplemented by adding thereto the following:

     (a)-(b) The Offer expired at 5:00 p.m., New York City time, on Wednesday, June 17, 1998. Based on information provided by the Depositary, there were validly tendered and not withdrawn 1,013,163 shares of Common Stock (including 15,430 shares of Common Stock tendered by means of guaranteed delivery), or approximately 93.4% of the issued and outstanding shares of Common Stock of the Company. The Shares validly tendered and not withdrawn at such time were or will be accepted for payment. On June 17, 1998, Parent and the Purchaser issued a press release attached hereto as Exhibit (a)(12).

ITEM 11. MATERIALS TO BE FILED AS EXHIBITS.

         Item 11 is hereby amended and supplemented by adding thereto the following Exhibit:

         (a)(11) Press Release issued by Parent and the Purchaser, dated June 17, 1998.

         (a)(1)*   Offer to Purchase dated May 19, 1998.

         (a)(2)*   Letter of Transmittal.

         (a)(3)* Letter for use by Brokers, Dealers, Banks, Trust Companies and Nominees to their Clients.

         (a)(4)*   Letter to Clients.

         (a)(5)*   Notice of Guaranteed Delivery.

         (a)(6)* Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

         (a)(7)*   Press Release issued by Parent, dated May 13, 1998.

         (a)(8)*   Press Release issued by the Company, dated May 13, 1998.

         (a)(9)*   Fairness Opinion of KPMG Peat Marwick, dated May 13, 1998.

         (a)(10)*  Financial Statements of Parent

         (b)(1)* Agreement and Plan of Merger, dated as of May 13, 1998, by and among Parent, the Purchaser and the Company.

         (b)(2)* Shareholder Agreement, dated May 13, 1998, by and among Parent, the Purchaser and Carl A. Marguerite.

         (b)(3)* Shareholder Agreement, dated May 13, 1998, by and among Parent, the Purchaser and John E. Miller.

         (b)(4)* Shareholder Agreement, dated May 13, 1998, by and among Parent, the Purchaser and Janusz J. Majewski.

         (b)(5)*   Letter, dated May 1, 1998, from Parent to the Company.

         (b)(6)* Confidentiality Agreement, dated February 12, 1998, by and between Parent and the Company.

         (c)       None.

         (d)       Not applicable.

         (e)       None.

 * Filed previously.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 18, 1998

                           FIL ACQUISITION CORP.

                           By:      /s/ Christopher Schofield
                                    Name: Christopher Schofield
                                    Title: Clerk

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 18, 1998

                           FILTRONIC plc

                           By:      /s/ Christopher Schofield
                                    Name: Christopher Schofield
                                    Title: Company Secretary and Solicitor

                               INDEX TO EXHIBITS

         (a)(1)*   Offer to Purchase dated May 19, 1998.

         (a)(2)*   Letter of Transmittal.

         (a)(3)* Letter for use by Brokers, Dealers, Banks, Trust Companies and Nominees to their Clients.

         (a)(4)*   Letter to Clients.

         (a)(5)*   Notice of Guaranteed Delivery.

         (a)(6)* Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

         (a)(7)*   Press Release issued by Parent, dated May 13, 1998.

         (a)(8)*   Press Release issued by the Company, dated May 13, 1998.

         (a)(9)*   Fairness Opinion of KPMG Peat Marwick, dated May 13, 1998.

         (a)(10)*  Financial Statements of Parent

         (a)(11)   Press Release issued by Parent and Purchaser, dated
                   June 17, 1998

         (b)(1)* Agreement and Plan of Merger, dated as of May 13, 1998, by and among Parent, the Purchaser and the Company.

         (b)(2)* Stockholder Agreement, dated as of May 13, 1998 by and among Parent, the Purchaser and Carl A. Marguerite.

         (b)(3)* Stockholder Agreement, dated May 13, 1998, by and among Parent, the Purchaser and John E. Miller.

         (b)(4)* Stockholder Agreement, dated May 13, 1998, by and among Parent, the Purchaser and Janusz J. Majewski.

         (b)(5)*   Letter, dated May 1, 1998, from Parent to the Company.

         (b)(6)* Confidentiality Agreement, dated February 12, 1998, by and between Parent and the Company.

         (c)       None.

         (d)       Not applicable.

         (e)       None.

 * Filed previously.